UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D
(Amendment No. 2)


Under the Securities Exchange Act of 1934

				Pure Cycle Corporation

 (Name of Issuer)

			Common Stock, Par Value 1/3 of $.01

 (Title of Class of Securities)

		746228 10 5
(CUSIP Number)

Thomas P. Clark 5650 York Street Commerce City, CO 80022 (303) 292-3456 (Name, Address and Telephone Number of Person Authorized to Receive
  Notices and Communications)

				September 7, 1999

(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the sschedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1 NAMES OF REPORTING PERSONS S.S. OR
 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Thomas P. Clark

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											               (a)
  Not Applicable										(b)

3 SEC USE ONLY

4 SOURCE OF FUNDS

  Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQURIED			?
  PURSUANT TO ITEMS 2(d) or 2(e)
  Not Applicable

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

  27,264,854

8   SHARED VOTING POWER

   0

9  SOLE DISPOSITIVE POWER

  27,264,854

10  SHARED DISPOSITIVE POWER

  27,264,854

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  27,264,854

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 	?

  Not applicable

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  32.9%

14  TYPE OF REPORTING PERSON

  IN

Item 1.		Security and Issuer.

This Schedule 13D is filed with respect to shares of Common Stock, 1/3 of $.01 par value ("Common Stock"), of Pure Cycle Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5650 York Street, Commerce City, Colorado 80022.

The names and addresses of the principal executive officers of the Company are as follows:

Name                      Title                    Address
Thomas P. Clark       President, Treasurer        5650 York St.
                                                  Commerce City, CO 80022
Mark W. Harding       CFO, Secretary              5650 York St.
                                                  Commerce City, CO 80022
Item 2.	Identity and Background.

(a), (b) and (c). This Schedule 13D is being filed by Thomas P. Clark ("Clark"), whose business address is 5650 York Street, Commerce City, CO 80022. The principal occupation of Clark is his employment as President and Treasurer of the Company. The address of the Company's executive offices is set forth in Item 1 above.

(d) and (e). Clark has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Clark is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

		Not applicable

Item 4.	Purpose of Transaction.

Except as described below Clark has no present plans or proposals that relate to or would result in any transaction of the kind described in paragraphs (a) through (j) of Item 4. In the future, however, Clark reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

		Pursuant to an Amended and Restated Voting Agreement dated August 12, 1992, a copy of which was filed previously as Exhibit A to Amendment
No 1 (the "1992 Voting Agreement") Clark has agreed along with other parties to vote his shares of the Company's Common Stock in favor of electing a representative designated by The Environmental Private Equity
Fund II, L.P., a Delaware limited partnership ("EP Fund"), to the Company's
Board of Directors. EP Fund owns 7,142,320 shares of Common Stock of the Company, 600,000 shares of Series A-1 Preferred Stock of the Company which are convertible into 3,333,333 shares of Common Stock. Companies affiliated with EP Fund who are parties to the 1992 Voting Agreement (the
"EP Fund Entities") own an additional 27,814,527 shares of Common
Stock, 408,000 shares of Series A-1 Preferred Stock which are convertible into 2,266,667 shares of Common Stock and warrants to acquire an additional 1,000,000 shares of Common Stock. Assuming the exercise of all warrants by the EP Fund Entities, but no exercise of warrants and options held by any other persons, the EP Fund Entities own approximately 36.7% of the Company's Common Stock. George M. Middlemas currently serves on the Board and was elected as the EP Fund representative.

	Pursuant to a Voting Agreement dated December 11, 1990, a copy of which was filed previously as Exhibit B to Amendment No. 1 (the "1990 Voting
Agreement"), Clark has agreed along with other parties to vote his shares of the Company's Common Stock in favor of electing a representative designated by Inco Securities Corporation, a Delaware corporation ("Inco"), to the Company's Board of Directors.  Inco owns warrants to acquire
4,700,000 shares of Common Stock.  Assuming the exercise of all warrants held by Inco which are currently exercisable and no exercise of warrants and option held by any other persons, Inco owns approximately 5.7% of the
Company's Common Stock.  Richard L. Guido currently serves on the Board and was elected as the Inco representative.

Item 5.	Interest in Securities of the Issuer.

(a) Clark beneficially owns 27,264,854 shares of Common Stock which is 32.9% of the outstanding and issued Common Stock of the Company. Clark owns 22,898,187 shares of Common Stock and 4,366,667 shares of Convertible Voting Preferred Stock as described in (c) below.

Although Clark is a party to certain voting agreements more speficically described in Item 4, Clark disclaims beneficial ownership of all shares of Common Stock owned by the other parties to those agreements and disclaims the existence of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

(b)	Clark has sole power to dispose of 27,264,854 shares of Common
Stock, subject to the 1990 Voting Agreement, which currently requires
Clark to obtain Inco's consent because he and the other parties to that agreement currently own less than 50% of the outstanding stock, and subject to the 1992 Voting Agreement, which requires Clark to obtain consent for dispositions unless the transferee agrees to be bound by the 1992 Voting Agreement or the disposition is pursuant to an agreement in effect on August 12, 1992. Subject to the terms and conditions of the 1992 Voting Agreement and the 1990 Voting Agreement, Clark has the sole power to vote 27,264,854 shares of Common Stock.

(c) On August 3, 1998, January 5, 1999 and September 7, 1999, Clark transferred 3,200,000, 500,000, and 666,667 shares of Common Stock to the Company, respectively in exchange for 3,200,000 shares of Series C Preferred Stock, 500,000 shares of Series C-1 Preferred Stock, and 666,667 shares of Series C-2 Preferred Stock respectively. The Series C, Series C-1 and Series C-2 Preferred Stock are convertible into 3,200,000, 500,000 and 666,667 shares of Common Stock, respectively, and have the right to vote with the Common Stock on all matters presented to the stockholders of the Company.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	See Item 5(b) above for a description of the 1992 Voting Agreement and the 1990 Voting Agreement.

	Clark has pledged the following shares to the following entity as security for loans to the Company.

	LCH Inc. 		20,000,000

	A default by the Company of the terms of such loan could result in a loss of those shares.

	Clark sold the following shares to the following persons and has the right to reacquire such shares in the event such persons are paid a specified amount by the Company as a result of their investments in the Company's
Rangeview water supply.

                                                 							  Amount to be
									                                                  Paid from
  Potential Transferor			    Shares			                	Rangeview Project
  Beverly A. Beardslee			    500,000 shares			         $100,000
  Bradley K. Beardslee		    	250,000 shares			         $50,000
  Robert D. Beardslee			     250,000 shares			         $50,000

Item 7.	Material to Be Filed as Exhibits.

Exhibit A Certificate of the Designations, Powers, Preferences and Rights of Series C Convertible Preferred Stock dated August 3, 1998.

Exhibit B Certificate of the Designations, Powers, Preferences and Rights of Series C-1 Convertible Preferred Stock dated January 5, 1999.

Exhibit C Certificate of the Designations, Powers, Preferences and Rights of Series C-2 Convertible Preferred Stock dated September 7, 1999.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2000	Pure Cycle Corporation


	By:
		(Thomas P. Clark, President)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


	EXHIBIT INDEX


Exhibit A Certificate of the Designations, Powers, Preferences and Rights of Series C Convertible Preferred Stock dated August 3, 1998.

Exhibit B Certificate of the Designations, Powers, Preferences and Rights of Series C-1 Convertible Preferred Stock dated January 5, 1999.

Exhibit C Certificate of the Designations, Powers, Preferences and Rights of Series C-2 Convertible Preferred Stock dated September 7, 1999.

Exhibit A

 .	CERTIFICATE OF THE DESIGNATIONS, POWERS, PREFERENCES
AND RIGHTS OF

SERIES C CONVERTIBLE PREFERRED STOCK
($.001 Par Value)

of

PURE CYCLE CORPORATION

______________________

Pursuant to Section 151 of the General Corporation Law
of the State of Delaware
______________________


	PURE CYCLE CORPORATION, a Delaware corporation (the "Corporation"), does hereby certify that the following resolutions were duly adopted by the board of directors of the Corporation pursuant to authority conferred upon the board of directors by Article IV of the Certificate of Incorporation of the Corporation, which authorizes the issuance of up to 25,000,000 shares of Preferred Stock, at a meeting of the board of directors duly held on August 3, 1998

	RESOLVED, that one series of the class of authorized Preferred Stock, $.001 par value, of the Corporation is hereby created and that the designations, powers, preferences and relative, participating, optional or other special rights of the shares of such series, and qualifications, limitations or restrictions thereof, are hereby fixed as follows:

	1.	Number of Shares and Designation. 3,200,000 shares of the Preferred
Stock, $.001 par value, of the Corporation are hereby constituted as a series of the Preferred Stock designated as Series C Convertible Preferred Stock
(the "Series C Preferred Stock").

	2.	Liquidation.

		A.	Upon any liquidation, dissolution or winding up of the
Corporation, whether voluntary or involuntary, the holders of the Series C Preferred Stock will be entitled to share in any distribution or payment made to the holders of Common Stock on a pro rata basis with the holders of the Common Stock determined as if such holders had converted their Series C Preferred Stock to Common Stock pursuant to Section 4 hereof immediately prior to such liquidation, dissolution or winding up.


		B.	The Corporation will mail written notice of any distribution in connection with such liquidation, dissolution or winding up, not less than
60 days prior to the payment date stated therein, to each record holder of
Series C Preferred Stock.  Neither the consolidation or merger of the
Corporation into or with any other corporation or corporations, nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation, will be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 2.

	3.	Dividends.	The holders of the Series C Preferred Stock will be entitled to share in any dividend or distribution or payment made to the holders of
Common Stock on a pro rata basis with the holders of the Common Stock determined as if such holders had converted their Series C Preferred Stock to
Common Stock pursuant to Section 4 hereof immediately prior to such dividend or distribution.

	4.	Conversion.

		A.	Right to Convert.  Each share of Series C Preferred Stock shall be convertible, at the option of the holder thereof, at any time, into 1 fully paid and non-assessable share of Common Stock (the "Conversion Rate"), provided that the Corporation has authorized but unissued shares of Common
Stock to deliver to the holders of the Series C Preferred Stock at the time of such conversion.

		B.	Fractional Shares.  In the event the aggregate number of shares of
Series C Preferred Stock being converted by a holder thereof is convertible into a number of shares of Common Stock which would require the issuance of a fractional interest in a share of Common Stock, the Corporation shall deliver cash in the amount of the fair market value of such fractional i nterest.

		C.	Accrued Dividends.  If, at the time the holder of shares of Series C
Preferred Stock exercises its right of conversion under Section 4.A, such holder's shares of Series C Preferred Stock have accrued dividends which remain unpaid at the time of such conversion, such holder's right to receive dividends on the shares so converted, to the extent accrued but unpaid on the date of conversion, shall continue.

		D.	Mechanics of Conversion.  Before any holder of the Series C
Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation, in the case of a conversion pursuant to Section 4.A above, shall give written notice to the Corporation at such office that he or she elects to convert the same and shall state therein his or her name or the name or names of his or her nominees in which he or she wishes the certificate or certificates for shares of Common Stock to be issued.  The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of the Series C Preferred Stock, or to his or her nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which he or she shall be entitled as aforesaid.  Any conversion shall be deemed to have taken place at 5:01 Mountain Time on the date of such surrender of the shares to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that the right to receive dividends on the shares so converted, to the extent accrued but unpaid on the date of such conversion (whether or not declared), shall continue.

		E.	Adjustment for Combinations or Consolidations of Common
Stock. In the event the Corporation at any time or from time to time after the date of issuance of any Series C Preferred Stock effects a subdivision, combination or reclassification of its outstanding shares of Common Stock into a greater or lesser number of shares, then and in each such event the Conversion Rate shall be increased or decreased proportionately.

		F.	Adjustments for Merger or Reorganization, etc.  In case of any consolidation or merger of the Corporation with or into another corporation or the conveyance of all or substantially all of the assets of the
Corporation to another corporation or other person, provision shall be made so that each share of the Series C Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the
Corporation deliverable upon conversion of such Series C Preferred Stock would have been entitled upon such consolidation, merger or conveyance; and, in any such case, appropriate adjustment (as determined by the board of directors) shall be made in the application of the provisions herein set forth with respect to the rights and interest thereafter of the holders of the Series C Preferred Stock, to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the Conversion Rate) shall thereafter be applicable, as nearly as they reasonably may be, in relation to any shares of stock or other securities or property thereafter deliverable upon the conversion of the Series C Preferred Stock.

 	5.	Voting.

		A.	Holders of the Series C Preferred Stock shall have the right to vote together with the Common Stock, and not separately as a class, for the election of directors and upon all other matters to be voted on by the holders of the Common Stock of the Corporation.  Every holder of shares of the Series C Preferred Stock shall have the number of votes equal to the number of shares of Common Stock that his or her shares of Series C
Preferred Stock would be convertible into pursuant to Section 4 on the record date of the meeting at which such shares are being voted.

		B.	At each meeting or at any adjournment thereof at which the
holders of the Series C Preferred Stock have the right to vote as a class, the presence, in person or by proxy, of the holders of a majority of the Series C Preferred Stock then outstanding will be required to constitute a quorum. The vote of a majority of such quorum will be required to take any action at such meeting. Cumulative voting by holders of Series C Preferred
Stock is prohibited. In the absence of a quorum, a majority of the holders present in person or by proxy of the Series C Preferred
Stock shall have the power to adjourn the portion of the meeting related to that particular series for a period of up to 30 days without notice other than announcement at the meeting until a quorum shall be present.

	6.	Corporation's Right to Purchase Series C Preferred Stock.

		A.	The Corporation shall have the right at any time to acquire any
Series C Preferred Stock from the owner of such shares on such terms as may be agreeable to such owner.  Shares of Series C Preferred Stock may be acquired by the Corporation from any stockholder pursuant to this Section
6.A without offering any other stockholder an equal opportunity to sell his stock to the Corporation, and no purchase by the Corporation from any stockholder pursuant to this Section 6.A shall be deemed to create any right on the part of any stockholder to sell any shares of Series C Preferred
Stock (or any other stock) to the Corporation.  The purchase by the
Corporation of shares of Series C Preferred Stock pursuant to this Section
6.A shall not be deemed for any purpose to be a redemption.  Such shares shall not be entitled to receive dividends while held by the Company.

		B.	Notwithstanding the foregoing provisions of this Section 6, if a dividend upon any shares of Series C Preferred Stock is past due, the
Corporation shall not purchase or otherwise acquire any shares of Series C
Preferred Stock, except (i) pursuant to a purchase or exchange offer made on the same terms to all holders of the Series C Preferred Stock, or (ii) by conversion of shares of Series C Preferred Stock into, or exchange of such shares for, Common Stock.

	7.	Preemptive Rights.  The holders of shares of Series C Preferred Stock are not entitled to any preemptive or subscription rights in respect of any securities of the Corporation.

	8.	Notices.  Any notice required hereby to be given to the holders of shares of Series C Preferred Stock shall be sufficiently given if sent by telecopier, registered or certified mail, postage prepaid, by express mail or by other express courier addressed to each holder of record at his address appearing on the books of the Corporation.  All notices and other communications shall be effective (i) if mailed, when received or three
(3) days after mailing, whichever is earlier; (ii) if sent by express mail or courier, when delivered; and (iii) if telecopied, when received by the telecopier to which transmitted (a machine-generated transaction report produced by sender bearing recipient's telecopier number being prima facie proof of receipt).

	9.	Transfer Costs.  The Corporation shall pay any and all documentary stamp and other transaction taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series C Preferred
Stock; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock in a name other than that of the holder of the Series C Preferred Stock to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

	IN WITNESS WHEREOF, the undersigned have executed this Certificate of Designation this 3 day of August, 1998.

							PURE CYCLE CORPORATION

							By:
							     Margaret Hansson, Vice President

ATTEST:

By:
     Mark W. Harding, Secretary


Exhibit B

CERTIFICATE OF THE DESIGNATIONS, POWERS, PREFERENCES
AND RIGHTS OF

SERIES C-1 CONVERTIBLE PREFERRED STOCK
($.001 Par Value)

of

PURE CYCLE CORPORATION

______________________

Pursuant to Section 151 of the General Corporation Law
of the State of Delaware
______________________


	PURE CYCLE CORPORATION, a Delaware corporation (the "Corporation"), does hereby certify that the following resolutions were duly adopted by the board of directors of the Corporation pursuant to authority conferred upon the board of directors by Article IV of the Certificate of Incorporation of the Corporation, which authorizes the issuance of up to 25,000,000 shares of Preferred Stock, at a meeting of the board of directors duly held on January 5, 1999

	RESOLVED, that one series of the class of authorized Preferred Stock, $.001 par value, of the Corporation is hereby created and that the designations, powers, preferences and relative, participating, optional or other special rights of the shares of such series, and qualifications, limitations or restrictions thereof, are hereby fixed as follows:

	1.	Number of Shares and Designation. 500,000 shares of the Preferred Stock,
$.001 par value, of the Corporation are hereby constituted as a series of the
Preferred Stock designated as Series C-1 Convertible Preferred Stock (the
"Series C-1 Preferred Stock").

	2.	Liquidation.

		A.	Upon any liquidation, dissolution or winding up of the
Corporation, whether voluntary or involuntary, the holders of the Series
C-1 Preferred Stock will be entitled to share in any distribution or payment made to the holders of Common Stock on a pro rata basis with the holders of the Common Stock determined as if such holders had converted their Series
C-1 Preferred Stock to Common Stock pursuant to Section 4 hereof immediately prior to such liquidation, dissolution or winding up.


		B.	The Corporation will mail written notice of any distribution in connection with such liquidation, dissolution or winding up, not less than 60 days prior to the payment date stated therein, to each record holder of Series C-1 Preferred Stock.  Neither the consolidation or merger of the Corporation into or with any other corporation or corporations, nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation, will be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 2.

	3.	Dividends.	The holders of the Series C-1 Preferred Stock will be
entitled to share in any dividend or distribution or payment made to the holders of Common Stock on a pro rata basis with the holders of the Common
Stock determined as if such holders had converted their Series C-1 Preferred
Stock to Common Stock pursuant to Section 4 hereof immediately prior to such dividend or distribution.

	4.	Conversion.

		A.	Right to Convert.  Each share of Series C-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time, into 1 fully paid and non-assessable share of Common Stock (the "Conversion Rate"), provided that the Corporation has authorized but unissued shares of Common
Stock to deliver to the holders of the Series C-1 Preferred Stock at the time of such conversion.

		B.	Fractional Shares.  In the event the aggregate number of shares of
Series C-1 Preferred Stock being converted by a holder thereof is convertible into a number of shares of Common Stock which would require the issuance of a fractional interest in a share of Common Stock, the
Corporation shall deliver cash in the amount of the fair market value of such fractional interest.

		C.	Accrued Dividends.  If, at the time the holder of shares of Series
C-1 Preferred Stock exercises its right of conversion under Section 4.A, such holder's shares of Series C-1 Preferred Stock have accrued dividends which remain unpaid at the time of such conversion, such holder's right to receive dividends on the shares so converted, to the extent accrued but unpaid on the date of conversion, shall continue.

		D.	Mechanics of Conversion.  Before any holder of the Series C-1
Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation, in the case of a conversion pursuant to Section 4.A above, shall give written notice to the Corporation at such office that he or she elects to convert the same and shall state therein his or her name or the name or names of his or her nominees in which he or she wishes the certificate or certificates for shares of Common Stock to be issued.  The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of the Series C-1 Preferred Stock, or to his or her nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which he or she shall be entitled as aforesaid.
Any conversion shall be deemed to have taken place at 5:01 Mountain Time on the date of such surrender of the shares to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that the right to receive dividends on the shares so converted, to the extent accrued but unpaid on the date of such conversion (whether or not declared), shall continue.

		E.	Adjustment for Combinations or Consolidations of Common
Stock. In the event the Corporation at any time or from time to time after the date of issuance of any Series C-1 Preferred Stock effects a subdivision, combination or reclassification of its outstanding shares of Common Stock into a greater or lesser number of shares, then and in each such event the Conversion Rate shall be increased or decreased proportionately.

		F.	Adjustments for Merger or Reorganization, etc.  In case of any consolidation or merger of the Corporation with or into another corporation or the conveyance of all or substantially all of the assets of the
Corporation to another corporation or other person, provision shall be made so that each share of the Series C-1 Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the
Corporation deliverable upon conversion of such Series C-1 Preferred Stock would have been entitled upon such consolidation, merger or conveyance; and, in any such case, appropriate adjustment (as determined by the board of directors) shall be made in the application of the provisions herein set forth with respect to the rights and interest thereafter of the holders of the Series C-1 Preferred Stock, to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the Conversion Rate) shall thereafter be applicable, as nearly as they reasonably may be, in relation to any shares of stock or other securities or property thereafter deliverable upon the conversion of the Series C-1 Preferred Stock.

 	5.	Voting.

		A.	Holders of the Series C-1 Preferred Stock shall have the right to vote together with the Common Stock, and not separately as a class, for the election of directors and upon all other matters to be voted on by the holders of the Common Stock of the Corporation.  Every holder of shares of the Series C-1 Preferred Stock shall have the number of votes equal to the number of shares of Common Stock that his or her shares of Series C-1
Preferred Stock would be convertible into pursuant to Section 4 on the record date of the meeting at which such shares are being voted.

		B.	At each meeting or at any adjournment thereof at which the
holders of the Series C-1 Preferred Stock have the right to vote as a class, the presence, in person or by proxy, of the holders of a majority of the Series C-1 Preferred Stock then outstanding will be required to constitute a quorum. The vote of a majority of such quorum will be required to take any action at such meeting. Cumulative voting by holders of Series C-1
Preferred Stock is prohibited. In the absence of a quorum, a majority of the holders present in person or by proxy of the Series C-1 Preferred Stock shall have the power to adjourn the portion of the meeting related to that particular series for a period of up to 30 days without notice other than announcement at the meeting until a quorum shall be present.

	6.	Corporation's Right to Purchase Series C-1 Preferred Stock.

		A.	The Corporation shall have the right at any time to acquire any
Series C-1 Preferred Stock from the owner of such shares on such terms as may be agreeable to such owner.  Shares of Series C-1 Preferred Stock may be acquired by the Corporation from any stockholder pursuant to this Section
6.A without offering any other stockholder an equal opportunity to sell his stock to the Corporation, and no purchase by the Corporation from any stockholder pursuant to this Section 6.A shall be deemed to create any right on the part of any stockholder to sell any shares of Series C-1 Preferred
Stock (or any other stock) to the Corporation.  The purchase by the
Corporation of shares of Series C-1 Preferred Stock pursuant to this
Section 6.A shall not be deemed for any purpose to be a redemption.
Such shares shall not be entitled to receive dividends while held by the Company.

		B.	Notwithstanding the foregoing provisions of this Section 6, if a dividend upon any shares of Series C-1 Preferred Stock is past due, the
Corporation shall not purchase or otherwise acquire any shares of Series C-1
Preferred Stock, except (i) pursuant to a purchase or exchange offer made on the same terms to all holders of the Series C-1 Preferred Stock, or (ii) by conversion of shares of Series C-1 Preferred Stock into, or exchange of such shares for, Common Stock.

	7.	Preemptive Rights.  The holders of shares of Series C-1 Preferred Stock are not entitled to any preemptive or subscription rights in respect of any securities of the Corporation.

	8.	Notices.  Any notice required hereby to be given to the holders of shares of Series C-1 Preferred Stock shall be sufficiently given if sent by telecopier, registered or certified mail, postage prepaid, by express mail or by other express courier addressed to each holder of record at his address appearing on the books of the Corporation.  All notices and other communications shall be effective (i) if mailed, when received or three
(3) days after mailing, whichever is earlier; (ii) if sent by express mail or courier, when delivered; and (iii) if telecopied, when received by the telecopier to which transmitted (a machine-generated transaction report produced by sender bearing recipient's telecopier number being prima facie proof of receipt).

	9.	Transfer Costs.  The Corporation shall pay any and all documentary stamp and other transaction taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series C-1 Preferred
Stock; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock in a name other than that of the holder of the Series C-1 Preferred Stock to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

	IN WITNESS WHEREOF, the undersigned have executed this Certificate of Designation this 5 day of January, 1999.

							PURE CYCLE CORPORATION

							By:
							     Thomas P. Clark, President

ATTEST:

By:
     Mark W. Harding, Secretary



Exhibit C

CERTIFICATE OF THE DESIGNATIONS, POWERS, PREFERENCES
AND RIGHTS OF

SERIES C-2 CONVERTIBLE PREFERRED STOCK
($.001 Par Value)

of

PURE CYCLE CORPORATION

______________________

Pursuant to Section 151 of the General Corporation Law
of the State of Delaware
______________________


	PURE CYCLE CORPORATION, a Delaware corporation (the "Corporation"), does hereby certify that the following resolutions were duly adopted by the board of directors of the Corporation pursuant to authority conferred upon the board of directors by Article IV of the Certificate of Incorporation of the Corporation, which authorizes the issuance of up to 25,000,000 shares of Preferred Stock, at a meeting of the board of directors duly held on September 7, 1999

	RESOLVED, that one series of the class of authorized Preferred Stock, $.001 par value, of the Corporation is hereby created and that the designations, powers, preferences and relative, participating, optional or other special rights of the shares of such series, and qualifications, limitations or restrictions thereof, are hereby fixed as follows:

	1.	Number of Shares and Designation. 666,667 shares of the Preferred Stock,
$.001 par value, of the Corporation are hereby constituted as a series of the Preferred Stock designated as Series C-2 Convertible Preferred Stock
(the "Series C-2 Preferred Stock").

	2.	Liquidation.

		A.	Upon any liquidation, dissolution or winding up of the
Corporation, whether voluntary or involuntary, the holders of the Series
C-2 Preferred Stock will be entitled to share in any distribution or payment made to the holders of Common Stock on a pro rata basis with the holders of the Common Stock determined as if such holders had converted their Series
C-2 Preferred Stock to Common Stock pursuant to Section 4 hereof immediately prior to such liquidation, dissolution or winding up.


		B.	The Corporation will mail written notice of any distribution in connection with such liquidation, dissolution or winding up, not less than
60 days prior to the payment date stated therein, to each record holder of
Series C-2 Preferred Stock.  Neither the consolidation or merger of the
Corporation into or with any other corporation or corporations, nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation, will be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 2.

	3.	Dividends.	The holders of the Series C-2 Preferred Stock will be entitled to share in any dividend or distribution or payment made to the holders of
Common Stock on a pro rata basis with the holders of the Common Stock determined as if such holders had converted their Series C-2 Preferred Stock to Common Stock pursuant to Section 4 hereof immediately prior to such dividend or distribution.

	4.	Conversion.

		A.	Right to Convert.  Each share of Series C-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time, into 1 fully paid and non-assessable share of Common Stock (the "Conversion Rate"), provided that the Corporation has authorized but unissued shares of Common
Stock to deliver to the holders of the Series C-2 Preferred Stock at the time of such conversion.

		B.	Fractional Shares.  In the event the aggregate number of shares of Series
C-2 Preferred Stock being converted by a holder thereof is convertible into a number of shares of Common Stock which would require the issuance of a fractional interest in a share of Common Stock, the Corporation shall deliver cash in the amount of the fair market value of such fractional interest.

		C.	Accrued Dividends.  If, at the time the holder of shares of Series C-2
Preferred Stock exercises its right of conversion under Section 4.A, such holder's shares of Series C-2 Preferred Stock have accrued dividends which remain unpaid at the time of such conversion, such holder's right to receive dividends on the shares so converted, to the extent accrued but unpaid on the date of conversion, shall continue.

		D.	Mechanics of Conversion.  Before any holder of the Series C-2 Preferred
Stock shall be entitled to voluntarily convert the same into shares of
Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation, in the case of a conversion pursuant to Section 4.A above, shall give written notice to the Corporation at such office that he or she elects to convert the same and shall state therein his or her name or the name or names of his or her nominees in which he or she wishes the certificate or certificates for shares of Common Stock to be issued.  The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of the Series C-2 Preferred Stock, or to his or her nominee or nominees, a certificate or certificates for the number
of shares of Common Stock to which he or she shall be entitled as aforesaid.
Any conversion shall be deemed to have taken place at 5:01 Mountain Time on the date of such surrender of the shares to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that the right to receive dividends on the shares so converted, to the extent accrued but unpaid on the date of such conversion (whether or not declared), shall continue.

		E.	Adjustment for Combinations or Consolidations of Common Stock.  In the
event the Corporation at any time or from time to time after the date of issuance of any Series C-2 Preferred Stock effects a subdivision, combination or reclassification of its outstanding shares of Common Stock into a greater or lesser number of shares, then and in each such event the
Conversion Rate shall be increased or decreased proportionately.

		F.	Adjustments for Merger or Reorganization, etc.  In case of any consolidation or merger of the Corporation with or into another corporation or the conveyance of all or substantially all of the assets of the
Corporation to another corporation or other person, provision shall be made so that each share of the Series C-2 Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the
Corporation deliverable upon conversion of such Series C-2 Preferred Stock would have been entitled upon such consolidation, merger or conveyance; and, in any such case, appropriate adjustment (as determined by the board of directors) shall be made in the application of the provisions herein set forth with respect to the rights and interest thereafter of the holders of the Series C-2 Preferred Stock, to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the Conversion Rate) shall thereafter be applicable, as nearly as they reasonably may be, in relation to any shares of stock or other securities or property thereafter deliverable upon the conversion of the Series C-2
Preferred Stock.

 	5.	Voting.

		A.	Holders of the Series C-2 Preferred Stock shall have the right to vote together with the Common Stock, and not separately as a class, for the election of directors and upon all other matters to be voted on by the holders of the Common Stock of the Corporation.  Every holder of shares of the Series C-2 Preferred Stock shall have the number of votes equal to the number of shares of Common Stock that his or her shares of Series C-2
Preferred Stock would be convertible into pursuant to Section 4 on the record date of the meeting at which such shares are being voted.

		B.	At each meeting or at any adjournment thereof at which the holders of the
Series C-2 Preferred Stock have the right to vote as a class, the presence, in person or by proxy, of the holders of a majority of the Series C-2
Preferred Stock then outstanding will be required to constitute a quorum.
The vote of a majority of such quorum will be required to take any action at such meeting.  Cumulative voting by holders of Series C-2 Preferred Stock is prohibited.  In the absence of a quorum, a majority of the holders present in person or by proxy of the Series C-2 Preferred Stock shall have the power to adjourn the portion of the meeting related to that particular series for a period of up to 30 days without notice other than announcement at the meeting until a quorum shall be present.

	6.	Corporation's Right to Purchase Series C-2 Preferred Stock.

		A.	The Corporation shall have the right at any time to acquire any Series
C-2 Preferred Stock from the owner of such shares on such terms as may be agreeable to such owner.  Shares of Series C-2 Preferred Stock may be acquired by the Corporation from any stockholder pursuant to this Section
6.A without offering any other stockholder an equal opportunity to sell his stock to the Corporation, and no purchase by the Corporation from any stockholder pursuant to this Section 6.A shall be deemed to create any right on the part of any stockholder to sell any shares of Series C-2 Preferred
Stock (or any other stock) to the Corporation.  The purchase by the Corporation of shares of Series C-2 Preferred Stock pursuant to this
Section 6.A shall not be deemed for any purpose to be a redemption.
Such shares shall not be entitled to receive dividends while held by the
Company.

		B.	Notwithstanding the foregoing provisions of this Section 6, if a dividend upon any shares of Series C-2 Preferred Stock is past due, the Corporation shall not purchase or otherwise acquire any shares of Series C-2 Preferred
Stock, except (i) pursuant to a purchase or exchange offer made on the same terms to all holders of the Series C-2 Preferred Stock, or (ii) by conversion of shares of Series C-2 Preferred Stock into, or exchange of such shares for, Common Stock.

	7.	Preemptive Rights.  The holders of shares of Series C-2 Preferred Stock are not entitled to any preemptive or subscription rights in respect of any securities of the Corporation.

	8.	Notices.  Any notice required hereby to be given to the holders of shares of Series C-2 Preferred Stock shall be sufficiently given if sent by telecopier, registered or certified mail, postage prepaid, by express mail or by other express courier addressed to each holder of record at his address appearing on the books of the Corporation.  All notices and other communications shall be effective (i) if mailed, when received or three (3) days after mailing, whichever is earlier; (ii) if sent by express mail or courier, when delivered; and (iii) if telecopied, when received by the telecopier to which transmitted (a machine-generated transaction report produced by sender bearing recipient's telecopier number being prima facie proof of receipt).

	9.	Transfer Costs.  The Corporation shall pay any and all documentary stamp and other transaction taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series C-2 Preferred
Stock; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock in a name other than that of the holder of the Series C-2 Preferred Stock to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

	IN WITNESS WHEREOF, the undersigned have executed this Certificate of Designation this 7 day of September, 1999.

							PURE CYCLE CORPORATION

							By:
							     Thomas P. Clark, President

ATTEST:
By:
     Mark W. Harding, Secretary

Schedule 13D
CUSIP No. 736228 10 5		Pure Cycle